Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com
Brian Lee
Partner

November 17, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549-3010

Re:	American Oncology Network, Inc. Registration Statement on Form S-1 Filed October 13, 2023 File No. 333-274975

Dear Mr. O’Leary:

By your letter dated November 3, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Registration Statement on Form S-1 filed on October 13, 2023 (the “Registration Statement”) by our client, American Oncology Network, Inc. (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) electronically via the EDGAR system. The changes made in the Amendment reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company thereto and references in the responses to page numbers are to the marked version of the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Registration Statement on Form S-1
Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amendment to disclose the prices that the selling securityholders paid for the shares registered for resale in response to the Staff’s comment.

Summary of the Prospectus, page 9

2.
We note your disclosure relating to the potential profit the selling securityholders will earn based on the current trading price on a per share basis. Please also disclose the potential profit on an aggregate basis in the Summary and in the Risk Factors sections.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 9 and 68 of the Amendment to disclose the potential profit on an aggregate basis in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 80

3.
In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amendment in response to the Staff’s comment.

4.
We note your disclosure here that there is a significant portion of securities being registered for resale. We note your disclosure here that the sale of the securities registered for resale or the perception that such sales may occur may cause the market price of your securities to decline significantly. Please expand your discussion to highlight the fact that Digital Transformation Sponsor LLC, a beneficial owner of 90.9% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use, and how those sales may impact the market price of the company’s common stock.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36 to 37 and 68 of the Amendment in response to the Staff’s comment. We also respectfully advise the Staff that the percentage ownership attributable to Digital Transformation Sponsor LLC, as noted in the prospectus, reflects the percentage ownership of the Company’s Class A Common Stock.

General

5.
Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of the 6,113,333 shares of class A common stock underlying the private placement warrants or advise. For guidance, please refer to Securities Act Compliance and Disclosure Interpretation 139.09.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and the prospectus generally to remove the registration of the 6,113,333 shares of Class A Common Stock underlying the private placement warrants in response to the Staff’s comment in accordance with the guidance set forth in . Securities Act Compliance and Disclosure Interpretation 139.09

We also note to the Staff that the Management's Discussion and Analysis section and the financial statements of the Company have been updated, in each case, to reflect the period ended September 30, 2023 (as filed in its Quarterly Report on Form 10-Q) as well as to give effect to the reverse recapitalization. As a result, the Company has removed the Unaudited Pro Forma Condensed Combined Financial Information and the financial statements of Digital Transformation Opportunities Corp.

* * *

 If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com.

Very truly yours,

/s/ Brian Lee
Brian Lee
Partner

cc: Todd Schonherz